January 26, 2015

VIA EDGAR & EMAIL DELIVERY

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commerce Union Bancshares, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 8, 2015
File number 333-197248

Dear Mr. Clampitt:

On behalf of our client, Commerce Union Bancshares, Inc. (“Commerce Union”), we are responding to the comments received from your office by letter dated January 15, 2015, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”), which is being filed concurrently and reflects Commerce Union’s responses to your comments.

For your convenience, we are providing by overnight mail a courtesy package which includes a copy of this letter and a copy of the Amendment No. 2 that has been marked to show changes from the preliminary Registration Statement.

Questions and Answers

When do you expect to complete the merger, page 4

1.	Please update your expected timing.

Response: The disclosure appearing on page 3 of Amendment No. 2 has been revised in response to the Staff’s comment.

Executive Compensation, page 143

2.	Please update to include the information for 2014.

Response: The disclosure appearing on pages 149 and 150 of Amendment No. 2 has been revised in response to the Staff’s comment.

Exhibits

3.	Please revise your tax opinion to delete the word, “solely” in the first sentence of the last paragraph as shareholders are entitled to rely on the opinion expressed. Refer to Staff Legal Bulletin No. 19.

Response: The tax opinion has been revised in response to the Staff’s comment.

Please direct any questions or comments regarding the foregoing to the undersigned at (615) 651-6733 or beth.sims@butlersnow.com. Thank you in advance for your assistance in this matter.

Sincerely,

BUTLER SNOW LLP

/s/ Beth W. Sims

Beth W. Sims

cc:	William R. DeBerry, President & Chief Executive Officer